                                                            Exhibit (4)(b)(xiii)


                      GE LIFE AND ANNUITY ASSURANCE COMPANY
            OPTIONAL DEATH BENEFIT AT DEATH OF ANNUITANT ENDORSEMENT
--------------------------------------------------------------------------------

The policy to which this endorsement is attached is amended by deleting the Optional Death Benefit at Death of Annuitant provision in its entirety and adding the following:

Optional Death Benefit at Death of Annuitant

If the death of the Annuitant occurs before income payments begin, the Designated Beneficiary may surrender the policy for the Death Benefit within 90 days of the date of such death. if this optional death benefit is paid, the policy will terminate, and we will have no further obligation under the policy.

If the surrender occurs more than 90 days after the Annuitant's death, the Surrender Value will be payable instead of the Death Benefit. If the policy is not surrendered, it will remain in force subject to all of its provisions.

The Death Benefit will be the greater of:

    o The minimum death benefit as of the date of receipt of due proof of death; or

    o  The Account Value as of the date of receipt of due proof of death.

Minimum Death Benefit

During the first six policy years, or if the Annuitant was age 81 or older on the policy date, the minimum death benefit is the total premiums paid, less adjustments for any partial surrenders.

If the Annuitant was age 80 or younger on the policy date, the minimum death benefit during any subsequent six-year period will be the Death Benefit on the last day of the previous six-year period, plus any premiums paid since then, less adjustments for any partial surrenders (including any applicable surrender charges) since then.

When Minimum Death Benefit is Calculated at Death of Annuitant: The minimum death benefit is calculated on the date that we receive due proof of death at our Home Office. Until we receive complete written settlement instructions satisfactory to us from the beneficiary, the calculated minimum death benefit will remain allocated to the various Investment Subdivisions and any Guarantee Account according to your last instructions. Therefore, the minimum death benefit will fluctuate with the performance of the underlying Investment Subdivisions and any Guarantee Account.

For GF Life and Annuitv Assurance Company,

                              /s/ Pamela S. Schutz
                              Pamela S. Schutz
                              President